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December 20, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn:		Irene Paik
Suzanne Hayes

	Re:	Evolus, Inc.
Draft Registration Statement on Form S-1
Submitted November 21, 2017
CIK No. 0001570562
Ladies and Gentlemen,
Evolus, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 8, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission No. 3 of the Draft Registration Statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission on the date hereof, marked against Confidential Submission No. 2 of the Registration Statement as confidentially submitted to the Commission on November 21, 2017. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 21, 2017
A perception of a conflict of interest of our indirect physician investors..., page 29

1.
We note your disclosure on page 45 that ALPHAEON provides patient financing services. Please tell us whether DWP-450, if approved, will be eligible to be financed through ALPHAEON financing services. If true, please disclose that physicians invested in ALPHAEON and/or SCH will also have a conflict of interest due to the patient financing services provided by ALPHAEON. In addition, we note that you disclose that eight of the twenty-four clinical investigators in your unblinded, non-pivotal clinical trials were indirect investors in your company. Please similarly provide the total number of clinical investigators involved in your Phase III studies.

Company Response: As noted, ALPHAEON Corporation (“ALPHAEON”) offers patient financing services whereby a qualified patient can receive a line of credit for certain approved medical procedures. An aesthetic medical procedure sought by a qualified patient for the treatment of moderate to severe glabellar lines whereby the physician uses DWP-450 may be an eligible procedure covered under ALPHAEON’s patient financing service. As a result, the Company’s indirect physician investors may receive an additional incremental benefit through a patient’s use of ALPHAEON’s patient financing service and the physician’s use of DWP-450. The Company has revised the disclosure on page 30 of the Registration Statement accordingly. In addition, the Company has disclosed the total number of clinical investigators involved in the Phase III studies on page 30 of the Registration Statement.
ALPHAEON and its directors and officers will have limited liability to us or you for breach of fiduciary duty, page 45

2.
We note your revised disclosure regarding the business activities of ALPHAEON in response to our prior comment four. Please also revise your disclosure to include information about the business activities of SCH.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 47 of the Registration Statement accordingly.
We are currently indebted to ALPHAEON and have no written agreement governing the terms of such indebtedness., page 46

3.
We note your disclosure indicating that you may repay your indebtedness with ALPHAEON consent by characterizing the payables as capital contributions, the issuance of equity securities or as a set off against liabilities ALPHAEON owes to you. Please clarify whether or not you have a basis to believe that ALPHAEON will consent to the repayment of this indebtedness through a non-cash method. Additionally, quantify any liabilities that ALPHAEON owes you and would be available for offset.

Company Response: In response to the Staff’s comment, ALPHAEON has already consented to the repayment of indebtedness through a non-cash method. For example, on December 14, 2017, the Company entered into a Second Amendment to the Stock Purchase Agreement, by and among SCH-AEON, LLC (f/k/a Strathspey Crown Holdings, LLC), J. Christopher Marmo, in his capacity as the Contributors’ Representative (as defined therein) and ALPHAEON (the “Amended Purchase Agreement”). Pursuant to the Amended Purchase Agreement, ALPHAEON’s existing payment obligations under the purchase agreement to which the Amended Purchase Agreement relates were replaced with revised payment obligations. Upon the closing of the offering pursuant to which the Registration Statement relates, ALPHAEON will immediately and automatically assign to the Company and the Company will immediately and automatically accept and assume all of ALPHAEON’s payment obligations under the Amended Purchase Agreement. ALPHAEON has agreed that the outstanding related party borrowings of the Company from ALPHAEON will be set-off and reduced, on a dollar-for-dollar basis, taking into account all payment obligations the Company assumes from ALPHAEON under the Amended Purchase Agreement. The estimated value of all payment obligations under the Amended Purchase Agreement was $43.1 million as of September

30, 2017. All liabilities that ALPHAEON owes the Company and would be available for offset will be determined prior to the completion of the offering pursuant to which the Registration Statement relates.
Use of Proceeds, page 55

4.
We acknowledge your response to our prior comments 6 and 13 that the milestone payments to Daewoong and certain former stockholders of your company upon approval of DWP-450 are the subject of a confidential treatment request. However, confidential treatment is not appropriate for material information that is required to be disclosed. Please note that Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each purpose. Item 303(a)(1) of Regulation S-K requires disclosure of known commitments, events and uncertainties likely to result in your liquidity increasing or decreasing. Additionally, we are unwilling to grant confidential treatment to individual milestone payments unless you disclosure the aggregate amount of the potential milestone payments is disclosed. Therefore, comments 6 and 13 are reissued.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure to indicate the aggregate amount of potential milestone payments to Daewoong Pharmaceutical Co., Ltd. and certain former stockholders of the Company on pages 57, 68, 99 and F-15 of the Registration Statement accordingly.
5.Please quantify the amount of proceeds you may use to reimburse ALPHAEON.
Company Response: The Company acknowledges the Staff’s comment and notes to the Staff that the Company cannot yet ascertain the amount of proceeds the Company will use to reimburse ALPHAEON. The Company will quantify the amount of proceeds the Company will use to reimburse ALPHAEON prior to the completion of the offering pursuant to which the Registration Statement relates.
Capitalization, page 58

6.	Please tell us your consideration of including and/or disclosing the following transactions in the capitalization table:

•	On page 65 you indicate that:

o	you will join as a contractual party to the stock purchase agreement that you intend to amend prior to the consummation of this offering.

o	upon consummation of the offering, you will assume all of Alpheon's obligations under an amended stock purchase agreement.

•
Additionally, in your response to our prior comment 21, you state that you will enter into amendments with notes holders to release your guarantee of Alpheon's payment obligations under such notes prior to or in connection with the effectiveness of the registration statement. Note that your disclosure on page 73 states this will occur “prior to the completion of the offering,” which is not consistent with your response to comment 21.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 61 of the Registration Statement to disclose the Company’s obligations under the Amended Purchase Agreement. In addition, the amendments with the note holders to release the Company’s guarantee of ALPHAEON’s payment obligations have been entered into and the Company has revised the disclosure on pages 76, 78 and 124 of the Registration Statement accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Payment Obligation Related to our Acquisition by ALPHAEON, page 65

7.
Please provide additional details about the amended agreement with the Evolus contributors that will result in the revised payment obligations, including the reduced payment due upon obtaining FDA approval, reduced royalty percentages, limitation to the number of years you are required to make royalty payments and the material terms of the promissory note. Please note we will need an opportunity to review your amendment to the stock purchase agreement and related disclosures prior to effectiveness.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 123 of the Registration Statement accordingly. The Company acknowledges the Staff’s additional comment and is filing the Amended Purchase Agreement as Exhibit 10.20 to the Registration Statement.

8.
Please revise your disclosure to clarify how the agreement results in a tax liability for the Evolus contributors. In addition, please file the tax indemnity agreement as an exhibit to the registration statement.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 124 of the Registration Statement accordingly. The Company acknowledges the Staff’s additional comment and is filing the tax indemnity agreement as Exhibit 10.21 to the Registration Statement.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Asset, page F-10

9.
Please refer to your response to our prior comment 17. Considering the significance of your intangible asset and goodwill to the balance sheet, please revise your disclosures to describe in Note 2 under “Basis of Presentation” the accounting applied to the October 2013 and June and September 2014 transactions described in Note 1 under “Description of Business” including your election of push down accounting and its impact, and clarify therein and in Note 5 under “License and Supply Agreement” as well as herein the linkage of the those transitions to your intangible asset, goodwill and the Daewoong Agreement. In addition, your response noted that the license and distribution rights acquired in the October 2013 transaction were valued as a composite asset including all of the patent licenses, regulatory approvals, licenses and permits necessary to market and sell the drug in the United States and other jurisdictions. Disclose:

•	more about the overall project acquired, including its status at acquisition;

•	the components of the intangible asset acquired, how you use them in the project acquired and why you believe the intangible asset is an intangible asset class pursuant to ASC 350-30-50-1;

•	the fair value of the intangible asset and a description of the valuation methodologies and assumptions used; and

•	the material terms of the Daewoong agreement.
Company Response: The Company acknowledges the Staff’s comment and has revised accordingly the disclosures beginning on pages F-8, F-16, and F-18 of the Registration Statement. Specifically, the Company has disclosed that it was formed in November 2012 for the purpose of developing a botulinum toxin type A product referred to as DWP-450 (the “Product”) for distribution and sale.
In October 2013, the Company entered into a license and supply agreement with Daewoong Pharmaceuticals Co., Ltd. Pursuant to the license and supply agreement (“Daewoong Agreement”), the Company has an exclusive distribution license to the Product from Daewoong for aesthetic indications in the United States, European Union, Canada, Australia, Russia, Commonwealth of Independent States, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. The Company also has an option to exercise a similar license in these territories for therapeutic indications by the end of 2018. The Product will be manufactured by Daewoong in a recently constructed facility in South Korea that is designed with the intention of complying with the U.S. Food and Drug Administration and the European Medicines Agency’s current Good Manufacturing Practice requirements. The Company also has the option to negotiate first with Daewoong to secure a distribution license for any product that Daewoong directly or indirectly develops or commercializes that is classified as an injectable botulinum toxin (other than the Product), in a territory covered by the Daewoong Agreement.
The Daewoong Agreement also includes certain minimum annual purchases the Company is required to make in order to maintain the exclusivity of the license. The Company may, however, meet these minimum purchase obligations by achieving certain market share in its covered territories. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and the Company’s future market share in various jurisdictions.
In October 2013, SCH-AEON, LLC (formerly known as Strathspey Crown Holdings, LLC) (“SCH”) acquired all of the Company’s outstanding equity in exchange for 15,000 Class AA units of SCH and 15,000 Class D units of SCH, which resulted in SCH obtaining a controlling financial interest in the Company. The acquisition of the Company, which represented a business combination by SCH, was to provide SCH and ALPHAEON, its wholly-owned subsidiary, access to the license held by the Company to develop, produce and market clinical neurotoxins.
The Company elected to apply push-down accounting pursuant to the guidance in Accounting Standard Codification (ASC) 805, Business Combinations. Accordingly, the financial statements included in the Registration Statement reflect the new basis of accounting established by SCH when SCH obtained control of the Company in October 2013. The assets acquired and liabilities assumed in connection with the acquisition were recognized based on their estimated fair values at the acquisition date. The determination of estimated fair values requires significant estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates. The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. In connection with the acquisition, SCH and its wholly-owned subsidiary ALPHAEON were obligated to make certain contingent payments to the former stockholders of the Company. However, since the Company does not have an obligation associated with the contingent consideration arrangement, no amounts have been recognized in the financial statements for the contingent consideration arrangement between SCH, and its wholly-owned subsidiary ALPHAEON, and the former stockholders of the Company.
Goodwill and intangible assets were established as a result of the application of push-down accounting in connection with the acquisition by SCH in October 2013. The excess of the purchase price of $56.3 million over the fair value of net assets acquired was recognized as goodwill. Goodwill recognized in connection with the acquisition is not deductible for tax purposes. The net assets acquired comprised solely of in-process research and development (“IPR&D”) valued at $56.1 million and a deferred tax liability of $20.9 million, which represented the difference between the book and tax basis related to the IPR&D asset. Goodwill of $21.2 million was recognized based on the excess of consideration transferred over the net assets acquired. As of December 31, 2016 and 2015 and as of September 30, 2017, the carrying value of the IPR&D in the balance sheets included in the Registration Statement was $56.1 million. The IPR&D asset related to the development of the Product was in clinical trials in the United States as of the acquisition date. The estimated fair value of the IPR&D asset on the acquisition date was determined using a discounted cash flow model using an income approach (Multiple-period excess earnings method). Significant assumptions used in the valuation included projected future cash flows, projected costs, a weighted average cost of capital and appropriate discount rates. The IPR&D recognized represents the license and associated distribution rights to develop the Product and the ability to pursue new indications and is subject to the success of clinical studies. As part of the transaction, SCH agreed to pay an aggregate of $13.5 million in additional cash consideration to Daewoong based upon the Company's successful completion of certain technical and sales milestones. The fair value of the milestones was recorded by the Company as an element of the acquired IPR&D at the acquisition date. The IPR&D asset is classified as an indefinite-lived intangible asset until the successful completion and commercialization or abandonment of the associated research and development efforts.
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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Sasha Parikh, U.S. Securities and Exchange Commission
Jim Rosenberg, U.S. Securities and Exchange Commission
Murthy Simhambhatla, Ph.D., Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Alexa M. Ekman, K&L Gates LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP